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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________)*

JENNIFER CONVERTIBLES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

476153101

(CUSIP Number)

April 22, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)

[X ]   Rule 13d-1(c)

[   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  476153101

  1.   Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Kenneth S. Grossman

   2.    Check the Appropriate Box if a Member of a Group (See Instructions).

(a)   NOT APPLICABLE

(b)    NOT APPLICABLE

   3.    SEC Use Only

   4.   Citizenship or Place of Organization

USA

5.   Sole Voting Power:

298,500

Number of

Shares

6.  Shared Voting Power:  -0-

Beneficially

Owned by

Each Reporting

7.   Sole Dispositive Power:  298,500

Person With

8.   Shared Dispositive Power:  -0-

   9.   Aggregate Amount Beneficially Owned by Each Reporting Person:  298,500

   10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ___

   11.   Percent of Class Represented by Amount in Row (9):  5.1%

   12.   Type of Reporting Person (See Instructions):  IN

CUSIP No.  476153101

Item 1(a).   NAME OF ISSUER:

Jennifer Convertibles, Inc.

Item 1(b).  ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

419 Crossways Park Drive, Woodbury, NY 11797

Item 2(a).   NAME OF PERSON FILING:

Kenneth S. Grossman

Item 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

18 Norfolk Rd. Great Neck, NY 11020

Item 2(c).   CITIZENSHIP:

USA

Item 2(d).   TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share

Item 2(e).   CUSIP NUMBER:

476153101

Item 3.   IF THIS STATEMENT IS FILED PURSUANT TO§240.13d-1(b) or 240.13d-2(b) or (c),

 CHECK WHETHER THE PERSON FILING IS A:     NOT APPLICABLE

(a)  [  ]   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)   [  ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   [  ]   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)   [  ]   Investment company registered under section 8 of the Investment Company Act of 1940

  (15 U.S.C 80a-8).

(e)   [  ]   An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)   [  ]   An employee benefit plan or endowment fund in accordance with §240.13d-

 1(b)(1)(ii)(F);

CUSIP No.  476153101

(g)   [  ]   A parent holding company or control person in accordance with § 240.13d-

  1(b)(1)(ii)(G);

(h)   [  ]   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

  (12 U.S.C. 1813);

(i)   [  ]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

 (j)   [  ]   Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.   OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a)   Amount beneficially owned:  298,500 shares*

   (b)   Percent of class:  5.1%*

   (c)   Number of shares as to which the person has:

(i)   Sole power to vote or to direct the vote:  298,500*

(ii)   Shared power to vote or to direct the vote:  -0-

(iii)   Sole power to dispose or to direct the disposition of:  298,500*

(iv)   Shared power to dispose or to direct the disposition of:   -0-

* Includes 50,000 share underlying currently exercisable warrants.  Excludes 100,000 common stock warrants not exercisable within 60 days of the date hereof.

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

NOT APPLICABLE

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

NOT APPLICABLE

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should

CUSIP No.  476153101

be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

NOT APPLICABLE

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

NOT APPLICABLE

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.   NOTICE OF DISSOLUTION OF GROUP:

NOT APPLICABLE

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.   CERTIFICATION:

   (a)   The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/KENNETH S. GROSSMAN

Date:  April 22, 2005